[Hines Global REIT, Inc. Letterhead]

January 31, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Attention: Mr. Michael McTiernan

Mail Stop 3010

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hines Global REIT, Inc.

Registration Statement on Form S-11, as amended

File No. 333-182340

Dear Mr. McTiernan:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Hines Global REIT, Inc. (the “Company”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement (the “Registration Statement”) in order that the Registration Statement shall become effective at 9:00 a.m. (EST) on Monday, February 4, 2013 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alice Connaughton of Greenberg Traurig, LLP (counsel to the Company) at 703-749-1396 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Hines Global REIT, Inc.

By:	/s/ J. Shea Morgenroth
Name:	J. Shea Morgenroth
Title:	Chief Accounting Officer and Treasurer